EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each of the Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Series A common stock, par value $0.001 per share, of Pattern Group Inc., and that this agreement may be included as an exhibit to such joint filing.

Dated: November 7, 2025

KL Pattern Holdings LP

By: KLC Fund I GP LP, its Manager
By: By: KLC Fund I UGP LLC, its General Partner

/s/ Ivor van Esch

Name:	Ivor van Esch
Title:	Chief Financial Officer

KLC Fund I GP LP

By: By: KLC Fund I UGP LLC, its General Partner

/s/ Ivor van Esch

Name:	Ivor van Esch
Title:	Chief Financial Officer

KLC Fund I UGP LLC

/s/ Ivor van Esch

Name:	Ivor van Esch
Title:	Chief Financial Officer

John P. Bailey

/s/ John P. Bailey

Name:	John P. Bailey